Issuer Free Writing Prospectus Filed

Pursuant to Rule 433

Relating to the Preliminary Prospectus

Supplement, dated May 28, 2013

to Prospectus, dated January 28, 2013

Registration Statement No. 333-186017

NEW YORK MORTGAGE TRUST, INC.

7.75% Series B Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet

May 28, 2013

Issuer:	New York Mortgage Trust, Inc.

Securities Offered:	7.75% Series B Cumulative Redeemable Preferred Stock

Shares Offered:	3,000,000 shares

Over-Allotment Option:	450,000 shares

Trade Date:	May 28, 2013

Settlement and Delivery Date:	June 4, 2013 (T + 5)

Public Offering Price:	$25.00 liquidation preference per share; $75,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $2,362,500 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $72,637,500 total (assuming the over-allotment option is not exercised)

Dividend Rate:	7.75% per annum of the $25.00 liquidation preference ($1.9375 per annum per share)

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on the 15th day of each January, April, July and October (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). The first dividend will be payable on July 15, 2013 in the amount of $0.22066 per share and will be paid to the persons who are the holders of record of the Series B Preferred Stock on the corresponding dividend record date.

Dividend Record Date:	The first day of the calendar month, whether or not a business day, in which the applicable payment date falls; the first dividend record date will be July 1, 2013.

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	June 4, 2018

Conversion Rights:

Share Cap: 7.2359

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 21,707,700 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series B Preferred Stock is exercised, not to exceed 24,963,855 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

If the Common Stock Price is less than $3.46 (which is 50% of the per share closing price of our common stock reported on the Nasdaq Capital Market on May 24, 2013), subject to adjustment in certain circumstances, the holders of the Series B Preferred Stock will receive a maximum of 7.2359 shares of our common stock per share of Series B Preferred Stock.

Proposed Nasdaq Capital Market Listing Symbol:	NYMTP

CUSIP:	649604709

ISIN:	US6496047092

Joint Book-Running Managers:	Citigroup Global Markets Inc. Keefe, Bruyette & Woods, Inc.

Joint-Lead Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

Co-Managers:	JMP Securities LLC MLV & Co. LLC

The issuer has filed a registration statement (including a base prospectus dated January 28, 2013) and a preliminary prospectus supplement, dated May 28, 2013 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Citigroup Global Markets Inc. by calling toll-free (800) 831-9146 or Keefe, Bruyette & Woods, Inc. by calling toll-free (800) 966-1559.